SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

           Certification and Notice of Termination of Registration
        under Section 12(g) of the Securities Exchange Act of 1934 or
                      Suspension of Duty to File Reports
      under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number 0-13891

                                 NAC RE CORP.
            (Exact name of registrant as specified in its charter)

                              One Greenwich Plaza
                           Greenwich, CT  06836-2568
                                (203) 622-5200
  (Address, including zip code, and telephone number, including area code, of registrant's principal offices)

                 Common Stock, par value $0.10 per share and accompanying Preferred Stock Purchase Rights
           (Title of each class of securities covered by this Form)

                                     None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a)
                              or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [x]          Rule 12h-3(b)(1)(ii)  [ ]
Rule 12g-4(a)(1)(ii)   [ ]          Rule 12h-3(b)(2)(i)   [ ]
Rule 12g-4(a)(2)(i)    [ ]          Rule 12h-3(b)(2)(ii)  [ ]
Rule 12g-4(a)(2)(ii)   [ ]          Rule 15d-6            [ ]
Rule 12h-3(b)(1)(i)    [x]

Approximate number of holders of record as of the certification or notice date: Common Stock: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, NAC Re Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.





DATE: June 18, 1999                 By:   /s/ Nicholas M. Brown, Jr.
                                       ------------------------------------
                                          Name:   Nicholas M. Brown, Jr.
                                          Title:  President and Chief
                                                    Executive Officer